
07007691

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21410

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Isaak Bond Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
OCT 11 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 17th Street, Suite 2610-S
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Lemek — (303) 623-7500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner & Hottman PC
(Name - *if individual, state last, first, middle name*)

7979 East Tufts Ave., Suite 400	Englewood	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
SEP 7 2007
WASH, D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald J. Lemek, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplementary information pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary, as of and for the year ended June 30, 2007, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President
Title

Notary Public


BETTY CULLINS
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 5/24/2011

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	n.	Independent accountants' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Financial Statements
and
Independent Auditors' Report
June 30, 2007

EKS&H

EHRHARDT ∘ KEEFE
STEINER ∘ HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary as of June 30, 2007, and the related consolidated statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and Subsidiary as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information included in the accompanying schedule is presented only for supplementary analysis purposes and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

August 24, 2007
Denver, Colorado

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
June 30, 2007

Assets

Assets		
Cash	$	55,424
Due from clearing broker and dealers		21,306
Interest receivable		34,203
Due from officer		76,269
Other receivables		67,527
Securities owned, substantially pledged as collateral for amounts due to clearing broker		7,929,933
Cash surrender value of life insurance, net of policy loan of $170,286		29,050
Property and equipment, net of accumulated depreciation of $189,599		29,113
Other assets		115,075
Total assets	$	8,357,900

Liabilities and Stockholders' Equity

Liabilities		
Due to clearing broker, collateralized by securities owned	$	6,937,523
Commissions payable		25,166
Accrued expenses		32,273
Subordinated debt		561,000
Total liabilities		7,555,962
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value; authorized 50,000 shares; issued and outstanding 45,805 shares		45,805
Additional paid-in capital		441,354
Retained earnings		314,779
Total stockholders' equity		801,938
Total liabilities and stockholders' equity	$	8,357,900

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Operations
For the Year Ended June 30, 2007

Revenues	
Net trading gains and commissions	$ 1,705,754
Interest	214,929
Other	12,487
Total revenue	1,933,170
Expenses	
Employee compensation and benefits	1,296,670
Interest	333,425
Clearing charges	111,487
Occupancy and equipment rental	105,833
Other operating expenses	303,140
Total expenses	2,150,555
Net loss	$ (217,385)

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2007

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - June 30, 2006	45,805	$ 45,805	$ 441,354	$ 532,164	$ 1,019,323
Net loss	-	-	-	(217,385)	(217,385)
Balance - June 30, 2007	45,805	$ 45,805	$ 441,354	$ 314,779	$ 801,938

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors For the Year Ended June 30, 2007

Subordinated liabilities at June 30, 2006	$	561,000
Borrowings during the year		-
Subordinated liabilities at June 30, 2007	$	561,000

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows
For the Year Ended June 30, 2007

Cash flows from operating activities	
Net loss	$ (217,385)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	20,653
Cash surrender value of life insurance	(1,459)
Changes in assets and liabilities	
Due from clearing broker and dealers	(9,572)
Interest receivable	(3,034)
Due from officer	(21,266)
Other receivables	3,199
Securities owned	(3,150,779)
Other assets	11,326
Due to clearing broker	3,452,623
Accrued expenses	14,310
Commissions payable	(54,061)
	261,940
Net cash provided by operating activities	44,555
Cash flows from investing activities	
Purchase of equipment	(1,465)
Net cash used in investing activities	(1,465)
Net increase in cash	43,090
Cash - beginning of year	12,334
Cash - end of year	$ 55,424

Supplemental disclosure of cash flow information:

Cash paid for interest for the year ended June 30, 2007 was $333,425.

See notes to consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the Company) is a Colorado corporation established on March 1, 1977. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary operation is proprietary trading of municipal bond securities. The Company's wholly-owned subsidiary, Funds Management Corp. (Management Corp.) has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt form the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is National Financial Services LLC (National Financial). National Financial carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of 3 months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades are executed on a trade date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 7 years.

Clearing Deposit and Other Assets

Other assets include $50,000 deposited with National Financial to offset certain risks assumed by National Financial related to the clearing and settling of securities and cash transactions on behalf of the Company.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consists primarily of municipal bond securities invested in a diversified portfolio of municipal bond positions.

Securities transactions are initiated on a fully disclosed basis with National Financial. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

As of June 30, 2007, four investments accounted for approximately 64% of the carrying amount of securities owned.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at market value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Market values are based upon quoted market prices. Fair value of those financial instruments are recorded in securities owned or due to clearing broker, as appropriate. Unrealized gains or losses resulting from these financial instruments are recorded in trading revenues.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, other assets, accounts payable, and accrued expenses approximate fair value because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition and Securities Owned

The Company recognizes revenue relating to proprietary securities transactions and commission income and expense related to customers' securities transactions on a trade date basis. Municipal securities owned and investment securities are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences result primarily from net operating losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain inventory reserve and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At June 30, 2007, the Company maintained approximately $900,000 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company meets all margin requirements, as determined by the clearing broker, as of June 30, 2007.

Note 3 - Commitments and Contingencies

Operating Leases

The Company leases facilities and equipment under non-cancelable operating leases. Rent expense for these leases was $83,471 for the year ended June 30, 2007.

Note 3 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments under these leases are approximately as follows:

Year Ending June 30,		
2008	$	38,480
2009		6,413
	$	44,893

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Note 4 - Subordinated Debt

The borrowings under subordination agreements at June 30, 2007 are owed to the majority stockholder as follows:

Interest at prime plus 2% (10.25% at June 30, 2007), $100,000 due October 31, 2007, $100,000 due December 31, 2007, $100,000 due March 31, 2008, and $261,000 due May 31, 2008.	$	561,000

For the year ended June 30, 2007, interest expense related to the subordinated debt was $57,345.

The subordinated borrowings are unsecured and are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's uniform net capital requirements, they may not be repaid.

Note 5 - Employee Benefit Plan

The Company's 401(k) profit sharing plan covers substantially all full-time employees. The Company's contributions to the plan are determined annually by the Board of Directors and vest over a period from 2 to 6 years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. Employer contributions to the plan were $15,707 for the year ended June 30, 2007 and are included in employee compensation and benefits in the consolidated statement of operations.

Note 6 - Income Taxes

The Company did not provide a current or deferred federal or state income tax provision or benefit for the period presented because it has experienced an operating loss. In addition, the Company has provided a full valuation allowance on its deferred tax asset of approximately $87,000 as of June 30, 2007, consisting primarily of the net operating loss, because of uncertainty regarding its realizability.

At June 30, 2007, the Company had net operating losses of approximately $217,000 and $98,000 related to federal and state jurisdictions, respectively. The net operating losses expire starting in 2026, if unused.

Note 7 - Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. For the year ended June 30, 2007, the Company's revenue earned from this partnership was $10,468. The amount due from the partnership was $66,606 as of June 30, 2007.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital of approximately $456,932, which was approximately $356,932 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.18 to 1.

ACCOMPANYING INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2007

Net Capital		
Stockholders' equity	$	801,938
Additions		
Liabilities subordinated to claims of general creditors		561,000
Deductions		
Advances to officers		(76,269)
Other receivables		(85,313)
Property and equipment		(29,113)
Other assets		(115,075)
Haircuts on securities		
Debt securities		(487,257)
Other securities		(9,209)
Undue concentration		(103,770)
Net capital	$	456,932
Aggregate Indebtedness		
Payables		
Commissions payable	$	25,166
Accounts payable and accrued expenses		58,615
Total aggregate indebtedness	$	83,781
Computation of Basic Net Capital Requirements		
Required minimum net capital	$	100,000
Capital in excess of minimum requirement	$	356,932
Ratio of aggregate indebtedness to net capital		0.18

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of June 30, 2007, as amended, and the audited computation above.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Isaak Bond Investments, Inc. and Subsidiary (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
• DENVER & FORT COLLINS •
www.EKSH.com

Board of Directors
Isaak Bond Investments, Inc. and Subsidiary

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

August 24, 2007
Denver, Colorado

END